SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBITS

The following exhibit is being furnished with this Report:

Exhibit 99.1	Convenience translation of the announcement published by Fresenius Medical Care AG & Co. KGaA in the Bundesanzeiger (German Federal Gazette) pursuant to sections 246 para. 4 sentence 1, 249 para. 1 sentence 1 German Stock Corporation Act (Aktiengesetz - AktG).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: September 6, 2023

Fresenius Medical Care AG & Co. KGaA, a partnership limited by shares, represented by:

fresenius medical care management ag, its General Partner

By:	/s/ Helen Giza
Name:	Helen Giza
Title:	Chief Executive Officer, Chair of the Management Board of the General Partner and Acting Chief Financial Officer

By:	/s/ Dr. Katarzyna Mazur-Hofsäß
Name:	Dr. Katarzyna Mazur-Hofsäß
Title:	CEO Care Enablement and member of the Management Board of the General Partner